SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 2)*

Transact Technologies Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

892918103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 892918103

1	NAME OF REPORTING PERSON Grand Slam Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 489,093
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 489,093
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
489,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.95%
12	TYPE OF REPORTING PERSON
IA

1	NAME OF REPORTING PERSON Mitchell Sacks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 139,800
	6	SHARED VOTING POWER 489,093
	7	SOLE DISPOSITIVE POWER 139,800
	8	SHARED DISPOSITIVE POWER 489,093
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
628,893
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.65%
12	TYPE OF REPORTING PERSON
IN

ITEM 1(a).	Name of Issuer:

Transact Technologies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Hamden Center, 2319 Whitney Avenue

Suite 3B
Hamden, CT 06518

Item 2(a).	Name of Persons Filing:

This Schedule 13G/A (the “Schedule”) is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Grand Slam Asset Management, LLC and Mitchell Sacks (the “Reporting Persons”). See Item 4 below.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

Item 2(c).	Citizenship:

Grand Slam Asset Management, LLC is a Delaware limited liability company and Mitchell Sacks is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number:

892918103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Grand Slam Asset Management, LLC beneficially owns 489,093 shares of Common Stock held by a private investment fund to which Grand Slam Asset Management, LLC serves as the investment manager.

Mitchell Sacks beneficially owns 628,893 shares of Common Stock, including the shares of Common Stock held by the private investment fund to which Grand Slam Asset Management, LLC serves as the investment manager, as well as shares of Common Stock held in several trusts and retirement accounts.

(b)	Percent of class:

The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 8,220,292 outstanding shares of Common Stock of the Issuer as of October 31, 2014, as disclosed on the Issuer’s 10-Q filed with the SEC on November 7, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

GRAND SLAM ASSET MANAGEMENT, LLC

By:	/s/ Mitchell Sacks
Name:	Mitchell Sacks
Title:	Member

MITCHELL SACKS

By:	/s/ Mitchell Sacks
Name:	Mitchell Sacks